November 12, 2020

Christopher Bellacicco

Disclosure Review and Accounting Office

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:       Collaborative Investment Series Trust, File Nos. 811-23306 and 333-221072

Dear Mr. Bellacicco:

On September 14, 2020, the Collaborative Investment Series Trust (the “Trust” or the “Registrant”), on behalf of its series, Mercator International Opportunity Fund (the “Fund”) filed post-effective amendment No. 61 the Trust’s registration statement. The amendment was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended to make material changes to the Fund’s principal investment strategy. On October 30, 2020, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

Prospectus

Principal Investment Strategy

1.       Comment. If the Fund intends to use foreign currency swaps to satisfy its 40% investment policy, please add disclosure that the for purposes of complying with the Fund’s 40% investment policy, the Fund will use mark to market value rather than notional value.

         Response. The Registrant confirms that the Fund intends to include investments in foreign currency futures contracts and forward currency contracts for the purposes of complying with its 40% investment policy. However, the Registrant disagrees with the Staff’s position regarding the use of mark to market value rather than notional value. For purposes of determining compliance with Rule 35d-1 under the 1940 Act, a fund may account for a derivative position by reference to either its mark-to-market value or its notional value. Prior SEC guidance indicates that a fund may use a derivative contract’s notional value when it determines that the notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its name. In the adopting release for Rule 35d-1, the Commission states:

November 12, 2020

We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. Rule 35d-1(a)(2). In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket. (emphasis added).1

In the same release, the Commission further acknowledged that it is appropriate to consider exposure to underlying assets in determining compliance with Rule 35d-1 when it stated, this time with respect to repurchase agreements, that:

We note that, for purposes of applying the 40% investment requirement, an investment company may "look through" a repurchase agreement to the collateral underlying the agreement (typically, government securities), and apply the repurchase agreement toward the 40% investment requirement based on the type of securities comprising its collateral.2

The Registrant believes that using notional amount may provide the truest measure of exposure to an asset class. For example, an index fund tracking the S&P 500 could hold all 500 stocks in appropriate amounts so that the fund would be expected to track the S&P 500 index. This portfolio configuration (Configuration #1) would be consistent with Rule 35d-1. In the alternative, an S&P 500 fund could hold cash and an appropriate notional amount of S&P 500 futures. At the outset, the mark-to-market value of the futures would be zero. This portfolio configuration (Configuration #2) would be inconsistent with Rule 35d-1 if a mark-to-market approach is used. However, if a notional value approach is used, Configuration #2 would be consistent with Rule 35d-1. That is because both the stock portfolio approach and the futures approach would produce returns that would be expected to track the S&P 500 index. For these reasons, the Registrant believes that a notional value approach provides the truest measure of conformity with the principles of Rule 35d-1.

Principal Investment Risk

2.       Comment. The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the Fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality.

1 Final Rule: Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001) at n. 13

2 Id.

November 12, 2020

         Response. The Registrant notes that the Fund adopted a policy to invest at least 40% of its assets in assets in securities of companies domiciled outside the United States. Accordingly, the Registrant reordered the Fund’s principal risk disclosures such that foreign investment risk appears first.

Performance Chart

3.       Comment. Please revise the Fund’s performance chart to provide the Fund’s year to date returns as of September 30, 2020.

         Response. The Registrant revised the performance chart to provide the Fund’s year to date returns as of September 30, 2020.

4.       Comment. Please revise the Fund’s performance table to include “Return After Taxes on Distributions and Sale of Fund Shares”

          Response. The Registrant revised the Fund’s performance table to include “Return After Taxes on Distributions and Sale of Fund Shares”

Statement of Additional Information

5.       Comment. The cover page of the SAI provides that portions of the Fund’s financial statements are incorporated by reference into the SAI by reference to the Fund’s most recent annual report to shareholders. Please add a hyperlink to those financial statements as required by the FAST Act

          Response. The Registrant confirms that a hyperlink will be included in the SAI.

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If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or the Andrew Davalla at (614) 469-3353.

Sincerely,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger